UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-51096

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:	November 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:        Not Applicable.

PART I

REGISTRANT INFORMATION

Golden Oval Eggs, LLC
Full Name of Registrant

Not applicable
Former Name if Applicable

1800 Park Avenue East, PO Box 615
Address of Principal Executive Office

Renville, MN 56284
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

For the reasons stated below, Golden Oval Eggs, LLC (the “Company”) is unable to complete the Quarterly Report on Form 10-Q prior to January 14, 2008 without unreasonable effort or expense.  The Company will file its Quarterly Report on Form
10-Q for the quarter ended November 30, 2007 on or before January 22, 2008.

Over the past several months, the Company’s limited resources have been diverted to matters including the Company’s efforts to refinance its Amended and Restated Credit Agreement, as amended, with Metropolitan Life Insurance Company as lender and CoBank, ACB as lender and administrative agent.  This diversion of resources, particularly among the Company’s finance personnel, caused a previously reported delay in filing the Company’s Annual Report on Form 10-K for the year ended August 31, 2007.  The delay in the Annual Report on Form 10-K caused corresponding delays in closing of the Company’s accounts for the month ended November 30, 2007 and therefore, for the quarter ended November 30, 2007.  As a result of these delays, the Company is unable to timely file its Form 10-Q for the quarter ended November 30, 2007 because the Company requires additional time to prepare the financial statements for the quarter ended November 30, 2007, as well as the disclosures for the Form 10-Q.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected financial results for first quarter of fiscal 2008, negotiations or efforts to obtain additional working capital, the ability to refinance the Credit Agreement or obtain other additional capital, and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions.  Investors are cautioned that all forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Certain of these risks and uncertainties are discussed in Golden Oval Egg’s Annual Report on Form 10-K for the fiscal year ended August 31, 2007 filed with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1)                                  Name and telephone number of person to contact in regard to this notification:

Thomas A. Powell	(320) 329-8182

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

Description of anticipated change:

The Company anticipates significant changes in the results of operations for the quarter ended November 30, 2007 as compared to the quarter ended November 30, 2006.  The following preliminary, unreviewed and unaudited results of operations for the first quarter of fiscal year 2008 ended November 30, 2007 are subject to review by the Company’s management and the review procedures of the Company’s registered independent public accounting firm.  In addition to the changes in results of operations from the first quarter of fiscal year 2007 described below, there may be additional significant changes that the Company cannot yet identify or quantify given the status of completion of its financial statements and related disclosures.

At the time of filing of this Notification, the Company estimates that its net sales for the first quarter of fiscal year 2008 will be $53.2 million as compared to $48.6 million in the first quarter of fiscal year 2007.  The Company also estimates that its cost of goods sold and gross profit for the first quarter of fiscal 2008 will be $49.1 million and $4.1 million, respectively, as compared to $44.4 million and $4.2 million, respectively, in the first quarter of fiscal year 2007.  The Company estimates that its operating expense and income(loss) from operations for the first quarter of fiscal year will be $4.4 million and $(0.4) million respectively, as compared to $5.2 million and $(1.0) million, respectively, in the first quarter of fiscal year 2007. The Company also estimates that its other expense and net income(loss) for the first quarter of fiscal year 2008 are $2.4 million and $(2.7) million, respectively, as compared to $2.7 million and $(3.7) million, respectively, in the first quarter of fiscal 2007.

GOLDEN OVAL EGGS, LLC
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2008

/s/ Thomas A. Powell
Thomas A. Powell
Its: Chief Financial Officer